United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

August 1, 2023

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

July 1-31, 2023

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	July 13, 2023
PDMR transactions in company shares	July 21, 2023
PDMR transactions in company shares	July 25, 2023
Total voting rights and share capital at July 31, 2023	August 1, 2023

July 13, 2023

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.027287 Ordinary Shares pursuant to the Employee Share Purchase Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $64.58553	5.027287

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.027287 Ordinary Shares Weighted Average Price: USD $64.58553 Aggregated Price: USD $324.689995
e)	Date of the transaction	2023-07-12
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.541163 Ordinary Shares pursuant to the Employee Share Purchase Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $64.58553	7.541163

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 7.541163 Ordinary Shares Weighted Average Price: USD $64.58553 Aggregated Price: USD $487.050009
e)	Date of the transaction	2023-07-12
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Victor Rufart
2	Reason for notification
a)	Position / status	Chief Integration Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.541163 Ordinary Shares pursuant to the Employee Share Purchase Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $64.58553	7.541163

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 7.541163 Ordinary Shares Weighted Average Price: USD $64.58553 Aggregated Price: USD $487.050009
e)	Date of the transaction	2023-07-12
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

July 21, 2023

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.942948 Ordinary Shares pursuant to the UK Share Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $64.92349	2.971474
		USD $0.00	2.971474

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.942948 Ordinary Shares Weighted Average Price: USD $32.461745 Aggregated Price: USD $192.918463
e)	Date of the transaction	2023-07-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.942948 Ordinary Shares pursuant to the UK Share Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $64.92349	2.971474
		USD $0.00	2.971474

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.942948 Ordinary Shares Weighted Average Price: USD $32.461745 Aggregated Price: USD $192.918463
e)	Date of the transaction	2023-07-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.942948 Ordinary Shares pursuant to the UK Share Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $64.92349	2.971474
		USD $0.00	2.971474

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.942948 Ordinary Shares Weighted Average Price: USD $32.461745 Aggregated Price: USD $192.918463
e)	Date of the transaction	2023-07-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.485736 Ordinary Shares pursuant to the UK Share Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $64.92349	2.742868
		USD $0.00	2.742868

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.485736 Ordinary Shares Weighted Average Price: USD $32.461745 Aggregated Price: USD $178.076563
e)	Date of the transaction	2023-07-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.955641 Ordinary Shares pursuant to the UK Shareshop

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $64.997745	2.955641

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.955641 Ordinary Shares Weighted Average Price: USD $64.997745 Aggregated Price: USD $192.110000
e)	Date of the transaction	2023-07-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.942948 Ordinary Shares pursuant to the UK Share Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $64.92349	2.971474
		USD $0.00	2.971474

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.942948 Ordinary Shares Weighted Average Price: USD $32.461745 Aggregated Price: USD $192.918463
e)	Date of the transaction	2023-07-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.942948 Ordinary Shares pursuant to the UK Share Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $64.92349	2.971474
		USD $0.00	2.971474

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.942948 Ordinary Shares Weighted Average Price: USD $32.461745 Aggregated Price: USD $192.918463
e)	Date of the transaction	2023-07-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

July 25, 2023

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.003329 Ordinary Shares following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP), resulting in the issue of 2.003329 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0.00	2.003329

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.003329 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-07-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 0.910328 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 2.003329 Ordinary Shares on 21 July 2023 pursuant to the ESPP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $65.141400	0.910328

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 0.910328 Ordinary Shares Weighted Average Price: USD $65.141400 Aggregated Price: USD $59.300040
e)	Date of the transaction	2023-07-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.004894 Ordinary Shares following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP), resulting in the issue of 3.004894 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	3.004894

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.004894 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-07-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction	Sale of 1.400646 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 3.004894 Ordinary Shares on 21 July 2023 pursuant to the ESPP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $65.141400	1.400646

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 1.400646 Ordinary Shares Weighted Average Price: USD $65.141400 Aggregated Price: USD $91.240041
e)	Date of the transaction	2023-07-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Victor Rufart
2	Reason for notification
a)	Position / status	Chief Integration Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.004894 Ordinary Shares following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP), resulting in the issue of 3.004894 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	3.004894

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.004894 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-07-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares each of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction	Sale of 1.358276 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 3.004894 Ordinary Shares on 21 July 2023 pursuant to the ESPP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $65.141400	1.358276

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 1.358276 Ordinary Shares Weighted Average Price: USD $65.141400 Aggregated Price: USD $88.480000
e)	Date of the transaction	2023-07-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

August 1, 2023

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 July 2023, Coca-Cola Europacific Partners plc had 458,951,436 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 458,951,436 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola Europacific Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola Europacific Partners plc
Paul van Reesch
Deputy Company Secretary
+44 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: August 1, 2023	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary